EXHIBIT 8.1


               [FORM OF OPINION LETTER TO BE RENDERED AT CLOSING]



_____________, 2004



Mr. David Taber
President/CEO
American River Bankshares
1545 River Park Drive, Suite 107
Sacramento, California 95815

Dear Mr. Taber:

        As you requested, this letter sets forth our opinion as to certain federal and California income tax consequences of a proposed reorganization and merger, which is intended to qualify as a tax-free reorganization under Section 368(a)(1)(A) through application of Section 368(a)(2)(D), of the Internal Revenue Code of 1986 ("the Code").

        The specific issues addressed in this opinion letter are limited to the federal and California income tax consequences of the proposed reorganization and merger of American River Bank ("AMRB"), a California banking corporation and wholly-owned subsidiary of American River Bankshares ("AMRBK") and Bank of Amador ("BNKA") a California banking corporation. In addition certain federal and California income tax consequences to the parties have been addressed. Only the federal and California income tax consequences specifically addressed have been evaluated and consequently no opinion is expressed as to any other tax consequences to individual shareholders. We express no opinion as to the consequences to holders of any stock options of BNKA or with respect to the impact of the merger on those options. Our conclusions are based on the assumption that all the exchanges are value for value and that the proposed transaction is legally recognized under the relevant federal law. No opinion is expressed on any local or foreign tax issues with respect to the transaction.

        We have reviewed the signed Agreement and Plan of Reorganization and Merger dated July 8, 2004 ("the Agreement"). The Agreement provides for the consummation of the Merger of BNKA with and into AMRB, with AMRB surviving. Each BNKA shareholder, other than dissenting shareholders, will receive a combination of cash and stock in AMRBK in exchange for their shares of BNKA stock.
Our opinion as to the federal and California income tax consequences of the transaction is based upon our understanding of the facts and management's representations as described within, and a review of the relevant authorities as defined herein. Our opinion applies only to the transaction described in this letter and may not be appropriate if facts and circumstances are different or if there are changes in the underlying tax law.

Mr. David Taber
President/CEO
American River Bankshares              -2-


FACTS AND REPRESENTATIONS

        We have relied on certain representations and facts set forth in the Agreement. If any representation or fact set forth in the Agreement is not true and accurate, both on the date of this letter and at the effective date of the reorganization and merger, then we express no opinion. Further, our opinion assumes that the reorganization and merger will occur fully in accordance with the terms and provisions of the Agreement. If it does not, then we express no opinion. In stating this opinion, we have assumed the authenticity of all documents submitted to us as originals and the conformity to authentic original documents submitted to us as certified, conformed, photostatic or facsimile copies.

        The following representations are made by the management of the company with respect to the proposed transaction:

        (a) The proposed transaction, as set forth in the Agreement, meets all the legal requirements of a California statutory merger.

        (b) The fair market value of AMRBK stock and other consideration received by each BNKA shareholder will be approximately equal to the fair market value of the BNKA stock surrendered in the exchange.

        (c) As a result of the Merger, AMRB and BNKA will merge at least ninety percent (90%) of the fair market value of their net assets and at least seventy percent (70%) of the fair market value of their gross assets held immediately prior to the Merger. For this purpose, amounts used to pay dissenters or to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made immediately prior to the Merger will be considered as assets held immediately prior to the Merger.

        (d) BNKA has not redeemed any BNKA stock, made any distribution with respect to any BNKA stock, or disposed of any of its assets in anticipation of or as a part of a plan for the Merger.

        (e) AMRB has no plan or intention to issue additional shares of its stock that would result in AMRBK losing control of AMRB within the meaning of Section 368(c) of the Code.

        (f) Prior to the Merger, AMRBK will own 100 percent of all stock of AMRB. There is no plan or intention to liquidate AMRB; to merge AMRB into another corporation; to cause AMRB to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the AMRB stock following the transaction.

        (g) There is no plan or intention for AMRBK to reacquire any of its stock issued in the transaction.

        (h) BNKA, AMRB and AMRBK and the shareholders of BNKA, AMRB and AMRBK will pay their respective expenses, if any, incurred in connection with the transaction.

Mr. David Taber
President/CEO
American River Bankshares              -3-


        (i) Following this transaction, AMRBK will continue its historic business and AMRB will continue BNKA's historic business or use a significant portion of BNKA's historic business assets in a business.

        (j) On the date of the transaction, the fair market value of the assets of BNKA will exceed the sum of its liabilities, if any, to which the assets are subject.

        (k) The management and board of directors of AMRBK believe that the merger and reorganization of AMRB and BNKA will enhance the ability of AMRB to compete in its market sector and will provide a broader range of business alternatives with respect to growth and access to additional capital.

        (l) In aggregate, the shareholders of BNKA will receive stock in AMRBK equal in value to at least fifty percent of the value of the BNKA shares exchanged.

DISCUSSION OF AUTHORITIES

        Generally, a statutory merger qualifies as a tax-free reorganization under Section 368(a)(1)(A) of the Code. Section 368(a)(2)(D) provides special rules for transactions described as "Forward Triangular Mergers. This section provides that the acquisition by one corporation, in exchange for stock of a corporation which is in control of the acquiring corporation, of substantially all of the properties of another corporation shall not disqualify the transaction under Section 368(a)(1)(A) if:

        (a) The acquiring corporation uses stock of its controlling parent corporation (80% control) in the merger,

        (b)    Substantially all of the merged company's assets are acquired,

        (c) The transaction would have qualified under paragraph (1)(A) had the merger been into the controlling parent corporation,

        (d)    No stock of the acquiring corporation is used in the transaction.

        The parent stock provisions of Section 368(a)(2)(D) are satisfied as no AMRB stock will be used in the transaction and the transaction would have qualified under Section 368(a)(1)(A) if BNKA had been merged directly into AMRBK.

        The control requirement will be met as AMRBK will own greater than 80% of AMRB voting stock and number of shares before and after the merger.

        The "substantially all" requirement will be met as all properties of BNKA will be transferred to AMRB in the merger.

        In addition to the statutory requirements imposed by the Code there are also certain judicially-created requirements which are embodied in Sections 1.368-1 and 1.368-2 of the Regulations.

Mr. David Taber
President/CEO
American River Bankshares              -4-


        Section 1.368-1(b) of the Regulations provides that the former shareholders of BNKA will have a continuing proprietary interest through the stock ownership of AMRBK. This requirement is met as there is no pre-existing plan or intention on the part of these shareholders to dispose of the AMRBK stock received in the exchange.

        Section 1.368-1(d) of the Regulations provides that the transaction must result in the continuity of the acquired company's business enterprise, though in modified corporate form. The continuity of business enterprise test is met if the acquiring corporation either continues the acquired corporation's historic business or uses a significant portion of the acquired corporation's assets in a business. The proposed transaction meets the continuity of business enterprise test because AMRB will continue BNKA's historic banking business after the transaction.

        Section 1.368-2(g) of the Regulations provides that the proposed transaction must meet the business purpose test. This transaction meets the test as its purpose is to give AMRBK greater operating flexibility, enhance market receptivity to its common stock, provide the opportunity for further diversification and facilitate the expansion of operations into other markets.

        California tax law conforms to the federal law with respect to the income tax effects of the merger on the parties to the reorganization.

CONCLUSION

        Based solely on the facts and representations set forth above, it is our opinion that the merger of BNKA with and into AMRB, through the exchange of all issued and outstanding BNKA stock for AMRBK common stock and cash, as described in the Agreement, will constitute a tax-free reorganization within the meaning of Sections 368(a)(1)(A) through application of 368(a)(2)(D). In consequence:

        (1) Pursuant to Section 354(a)(1) of the Code, no gain or loss will be recognized by AMRBK upon issuance of AMRBK common stock in connection with the reorganization.

        (2) Pursuant to Section 354(a)(1) of the Code, no gain or loss will be recognized by AMRB in connection with its receipt of BNKA common stock in exchange for AMRBK common stock in the reorganization.

        (3) Pursuant to Section 354(a)(1) of the Code, no gain or loss will be recognized by BNKA in connection with the reorganization.

        (4) To the extent that BNKA shareholders receive a combination of cash and shares of AMRBK common stock in the merger and the conditions of Section 302(b) are met, (i) loss, if any, will not be recognized; (ii) gain, if any, will be recognized in an amount equal to the lesser of (1) the difference between the fair market value of all consideration received in the exchange (shares of AMRBK common stock plus cash) and the basis in the shares of BNKA common stock surrendered or (2) the amount of cash received in the exchange; and (iii) the nature of the gain recognized will be capital gain, if the shares of BNKA common stock exchanged where held as a capital asset. If the conditions of 302(b) are not met, the cash received will be a dividend.

Mr. David Taber
President/CEO
American River Bankshares              -5-


         (5) To the extent that BNKA dissenting shareholders exchange shares of BNKA common stock in the merger solely for cash and the conditions of Section 302(b) are met, (i) gain or loss will be recognized equal to the difference between the amount of cash received and the basis in their shares of BNKA common stock exchanged, and (ii) the nature of the gain or loss recognized will be capital gain or loss if the shares of BNKA common stock exchanged where held as capital asset.

        (6) Pursuant to Section 362(b) of the Code, the aggregate basis of the common stock of AMRB Stock received or deemed to be received by AMRBK in the merger and reorganization will be the same as the aggregate basis of the assets received by AMRB in the transaction. In addition, there may be additional basis from the initial capitalization.

        (7) Pursuant to Section 362(b) of the Code, the aggregate basis of the BNKA assets received by AMRB in the merger and reorganization will be the same as the aggregate basis of the assets in the hands of BNKA prior to the transaction.

        (8) Pursuant to Section 358(a)(1) of the Code, the aggregate basis of the common stock of AMRBK received by the shareholders of BNKA will be the same as the aggregate basis of the BNKA common stock surrendered for AMRBK common stock in the exchange, decreased by the amount of cash received in the exchange and increased by the amount of gain recognized in the exchange.

        (9) Pursuant to Section 1223(2) of the Code, the holding period of the common stock of AMRBK received by each shareholder of BNKA will include the period during which the stock of BNKA exchanged therefore was held, provided that the stock of BNKA is held as a capital asset in the hands of the shareholder on the date of the exchange.

        (10) Pursuant to Section 1223(2) of the Code, the holding period of the BNKA assets received by AMRB will include the period held by BNKA prior to the transaction.

        (11) Pursuant to Section 381(a)(2) all of BNKA's tax attributes will carryover to AMRB subject to the limitations provided in Section 382.

        The foregoing opinions are based on the income tax laws of the United States and State of California, including codes, regulations and judicial and administrative interpretations, as they existed on the date of this letter. Please be aware that tax laws, regulations and administrative policies continuously change and that this opinion applies only to the proposed transaction at the date of this letter. Perry-Smith LLP assumes no obligation to update this opinion should any such change occur.

                                            Very truly yours,


                                            /s/ Perry-Smith LLP